UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual Meeting and Proxy Statement for the Annual Meeting of Shareholders of Star Bulk Carriers Corp., which will be held on November 15, 2010.

Exhibit 1

October 13, 2010
TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.

Enclosed is a notice of the 2010 Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company"), which will be held at the Mandarin Oriental, Geneva located at Quai Turrettini 1, 1201 Geneva, Switzerland on November 15, 2010 at 6:00 p.m. local time, the Company's Proxy Statement and certain other related materials. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2009 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.To elect two Class C Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two"); and

3.To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposals One and Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting provided that a quorum is present. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Prokopios (Akis) Tsirigakis
Chief Executive Officer, President
and Director

STAR BULK CARRIERS CORP.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 15, 2010

NOTICE IS HEREBY given that the Annual Meeting of Shareholders (the "Meeting") of Star Bulk Carriers Corp. (the "Company") will be held at the Mandarin Oriental, Geneva located at Quai Turrettini 1, 1201 Geneva, Switzerland on November 15, 2010 at 6:00 p.m. local time, for the following purposes, of which Proposals One and Two are more completely set forth in the accompanying Proxy Statement:

1.To elect two Class C Directors to serve until the 2013 Annual Meeting of Shareholders ("Proposal One");

2.To approve the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., CertifiedAuditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2010 ("Proposal Two"); and

3.To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on September 28, 2010 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2009 (the "Annual Report"), may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

George Syllantavos
Secretary

October 13, 2010
Majuro, Marshall Islands

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 15, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the Mandarin Oriental, Geneva located at Quai Turrettini 1, 1201 Geneva, Switzerland on November 15, 2010 at 6:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October 18, 2010. These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2009 (the "Annual Report") may be found on the Company's website at www.starbulk.com. Any shareholder may receive a hard copy of the Annual Report free of charge upon written request to the Company.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 28, 2010 (the "Record Date"), the Company had outstanding 62,200,360 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on The NASDAQ Global Market under the symbol "SBLK."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has seven directors on its Board, which is divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our Class C directors expires at the Meeting. Accordingly, the Board has nominated Mr. Prokopios Tsirigakis and Mr. George Syllantavos, current Class C directors, for re-election as Class C directors whose term would expire at the Company's 2013 Annual Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following two nominees. It is expected that each of the nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Current Position
Prokopios Tsirigakis	Class C Director	55
George Syllantavos	Class C Director	46

Certain biographical information about Messrs. Tsirigakis and Syllantavos is set forth below.

Prokopios (Akis) Tsirigakis currently serves as our Chief Executive Officer, President and director. He was the founder and served as the Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp. (AMEX: SEA), the Company's predecessor, or Star Maritime, since its inception in May 2005. Mr. Tsirigakis is experienced in ship management, ship ownership and overseeing new shipbuilding projects. From November 2003 to November 2007, he was the Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity and which is part of the Oceanbulk Group of affiliated companies involved in the service sectors of the shipping industry. From November 1998 to November 2007, Mr. Tsirigakis was the Managing Director of Combine Marine Inc., a company, which he founded, that provides ship management services to third parties and which is part of the Oceanbulk Group. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, or Konkar, after having served as Konkar's Technical Director from 1984 to 1991, which at the time managed 16 drybulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York. He serves as the President of the Hellenic Technical Committee of RINA, the Italian classification society, and is an ex-member of the Technical Committee of Intercargo (CASTEC), an international ship-owners association. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has three years of sea going experience.

George Syllantavos currently serves as our Chief Financial Officer, Secretary and director. He served as Chief Financial Officer, Secretary and a member of the Board of directors of Star Maritime Acquisition Corp. (AMEX: SEA), the Company's predecessor , since its inception in May 2005. From May 1999 to December 2007, he was the President and General Manager of Vortex Ltd., an aviation consulting firm specializing in strategic analysis, fleet planning and asset management. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company's listing on the New York Stock Exchange (NYSE:OTE) and where he had responsibilities for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies in southeastern Europe. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the suppliers of the Greek National Health System. From 1998 to 2004, he served as a member of the Investment Committee of a merchant banking firm, where he reviewed and analyzed many acquisition targets of small or medium sized privately-held manufacturing firms in the U.S. and internationally, of which he assisted in negotiating, structuring and implementing the acquisition of a number of such firms. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg).

Required Vote. A majority of the votes cast at the Meeting by the holders of our shares of common stock entitled to vote at such Meeting is required for the approval of this Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte Hadjipavlou Sofianos & Cambanis S.A., Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2010.

Deloitte Hadjipavlou Sofianos & Cambanis S.A., has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. The affirmative vote of a majority of the shares of common stock represented at the Meeting is required for the approval of this Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A., CERTIFIED AUDITORS ACCOUNTANTS S.A., AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.

Advantage Proxy
24925 13th Place South
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com

EFFECT OF ABSTENTIONS

An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted as having been voted and will have no effect on the outcome of the vote on Proposal One, concerning the election of Directors, and will have the effect of voting against Proposal Two, concerning the ratification of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent registered public accounting firm for fiscal year 2010.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

George Syllantavos
Secretary

October 13, 2010
Majuro, Marshall Islands

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: November 12, 2010	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name: Title:	Prokopios Tsirigakis Chief Executive Officer and President

SK 25767 0001 1147375